UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ARRHYTHMIA RESEARCH TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, Par Value $ .01

(Title of Class of Securities)

042698308

(CUSIP Number)

Dr. Harold Snyder

411 Lister Street

Waycross, GA 31501

(404) 287-0252

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including one original and all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 042698308	SCHEDULE 13D	PAGE 2 OF 3 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Harold Snyder

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 150,100 8. Shared Voting Power N/A 9. Sole Dispositive Power 150,100 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,100 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) IN

*	See instructions before filling out.

Item 1.    Security and Issuer

This statement relates to the $.01 Par Value Common Stock (“Common Stock”) of Arrhythmia Research Technology, Inc. (“ART”), the principal executive offices of which are located at 25 Sawyer Passway, Fitchburg, Massachusetts 01420

Item 2.    Identity and Background

(a)	Dr. Harold Snyder

(b)	Dr. Snyder’s business address is 411 Lister Street, Waycross, Georgia 31501

(c)	Dr. Snyder is a physician.

(d)	Dr. Synder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Dr. Synder has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Dr. Synder is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

The Common Stock of ART acquired by Dr. Synder has been purchased for an aggregate cash consideration of $ 402,959.00 utilizing personal funds.

Item 4.    Purpose of Transaction

Dr. Synder has acquired the Common Stock of ART for investment purposes.

Item 5.    Interest in Securities of the Issuer

(a)	The aggregate number of shares of Common Stock of ART beneficially owned by the trust and the percentage which those shares are of the outstanding Common Stock of ART are as follows: Dr. Harold Synder 150,100 shares 5.5%

(b)	Dr. Synder has the sole power to vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock listed in subpart (a) of this Item.

(c)	Dr. Synder’s percentage of ownership became more that 5% when ART executed its stock buyback program and decreased the number of outstanding shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Synder does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any persons with respect to any securities of ART, including but not limited to transfer or voting of any securities of ART, finders fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies.

After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2002	/s/ Harold Snyder
Dr. Harold Snyder